July 29, 2005

VIA FACSIMILE (202) 772-9202

Max A. Webb, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

Re:	National Lampoon, Inc. Form SB-2 Registration Statement filed March 10, 2005, as amended Acceleration of Effective Date File No. 333-123238 Our File No.: 1686-001

Dear Mr. Webb:

National Lampoon, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned SB-2 Registration Statement be ordered effective at 4:30 p.m. (E.S.T.) on Monday, August 1, 2005 or as soon as practicable thereafter. In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, National Lampoon, Inc. By:/s/ Daniel S. Laikin Daniel S. Laikin, Chief Executive Officer